Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 2 DATED JUNE 27, 2017
TO THE OFFERING CIRCULAR DATED MAY 11, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated May 11, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Update; and
•	Declaration of dividend.

Asset Update

Preferred Equity Investment – Pryde-Johnson - Update

On January 7, 2016, we acquired from the National Commercial Real Estate Trust, a Delaware statutory trust (the “Trust”), an unsecured Project Dependent Note with a principal amount of $1,000,000 (the “Note”). The Trust is an affiliate of our Manager, Fundrise Advisors, LLC, as the Trust’s manager trustee, National Commercial Real Estate Trustee, LLC, is a wholly-owned subsidiary of our sponsor, Rise Companies Corp.

On June 22, 2017, the Trust paid off the Note in the full amount of the principal and the annualized 13.5% preferred return thereon.

Declaration of Dividend

On June 26, 2017, the Manager of the Company declared a daily distribution of $0.0028767123 per share (the “Q3 2017 Daily Distribution Amount”) (which equates to approximately 10.5% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on July 1, 2017 and ending on September 30, 2017 (the “Q3 2017 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the Q3 2017 Distribution Period and the distributions are scheduled to be paid prior to October 21, 2017. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein and a constant per-share purchase price of $10 per share.